FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of January, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax Technologies Schedules Fourth Quarter 2006 Results Conference Call” dated January 16, 2007.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: January 16, 2007

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Exhibit 99.1

Himax Technologies Schedules Fourth Quarter 2006
Results Conference Call

Tainan, Taiwan, January 16, 2007 - Himax Technologies, Inc. (Nasdaq: HIMX) today announced it will hold a conference call with investors and analysts on Tuesday, February 13, 2007 at 7:00 a.m. in Taiwan to discuss results of the Company’s fourth quarter 2006 and business outlook. This will be 6:00 p.m. in New York on Monday, February 12, 2007.

The news release announcing the fourth quarter 2006 results will be disseminated on February 12, 2007 after the Nasdaq stock market closes.

The dial-in number for the live audio call beginning at 7:00 a.m. Taiwan time on Tuesday, February 13, 2007 (6:00 p.m. in New York on Monday, February 12, 2007) is +1-201-689-8560 (international) or 1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on Himax’s website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the actual call through 1 p.m. on Tuesday, February 20, 2007 in Taiwan (midnight in New York on Monday, February 19 2007) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 228265.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the consumer electronics and semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.